UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   John F Drake
   Fairlane Plaza South
330 Town Center Drive
Suite 1100
   MI, Dearborn 48126-2712
2. Date of Event Requiring Statement (Month/Day/Year)
   8/1/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   CMS Energy Corporation (CMS)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year)
   8/1/2002
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
 Common Stock (CMS)                        |16401 1,2             |D               |                                               |
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 Common Stock (CMS)                        |4104                  |I               |401(k)                                         |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Emp Stock Options-1997  |7/24/    |         | Common Stock (CMS)    |2225     |          |D            |                           |
                        |1997     |         |                       |         |          |             |                           |
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Emp Stock Options-1998  |7/23     |         | Common Stock (CMS)    |4000     |          |D            |                           |
                        |1998     |         |                       |         |          |             |                           |
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Emp Stock Options-1999  |7/22/    |         | Common Stock (CMS)    |10000    |          |D            |                           |
                        |1999     |         |                       |         |          |             |                           |
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Emp Stock Options-2000  |2/24/    |         | Common Stock (CMS)    |8400     |          |D            |                           |
                        |2000     |         |                       |         |          |             |                           |
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Emp Stock Options - 2002|2/22    2|         | Common Stock (CMS)    |10000    |          |D            |                           |
                        |002      |         |                       |         |          |             |                           |
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Emp Stock Options-2001  |2/22/    |         | Common Stock (CMS)    |10000    |          |D            |                           |
                        |2001     |         |                       |         |          |             |                           |
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Employee Stock Options -|7/31/   2|         | Common Stock (CMS)    |16000    |          |D            |                           |
 2002                   |002      |         |                       |         |          |             |                           |
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Phantom Stock Units     |         |         | Common Stock (CMS)    |72       |1-for-1   |I            |Deferred Salary Savings Pla|
                        |         |         |                       |         |          |             |n                          |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Total includes 13,750 shares of Restricted Stock of which 13,000 shares are nominal. (The actual number of nominal shares received will be determined by the passage of time and the achievement of performance objectives under CMS Energy Corporation's P erformance Incentive Stock Plan.)
2. Form 3 is amended to add 900 shares of common stock previously omitted due to a math error.
SIGNATURE OF REPORTING PERSON
John F Drake
John F. Drake (By S. K. Smith or M. D. VanHemert, per Pwr of Atty filed with the SEC)